May 11, 2023

VIA E-mail

Brian McCabe, Esq.
Ropes & Gray LLP
Prudential Tower, 800 Boylston Street
Boston, MA 02199

Javier Rubio
Popular Asset Management LLC
Popular Center North Building, Second Level
209 Mu  oz Rivera Avenue
San Juan, Puerto Rico 00918

       Re:     Popular U.S. Government Money Market Fund, LLC
               File No. 333-271265; 811-23868

Dear Messrs. McCabe and Rubio:

           On April 14, 2023, you filed a registration statement on Form N-1A on behalf of
Popular U.S. Government Money Market Fund, LLC (the    Fund   ). We have
reviewed the
registration statement and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

LEGAL COMMENTS

                                          PROSPECTUS

Page 1     Fees and Expenses of the Fund

   1. Please note that based on the figures provided in the table, it appears
that the    Other
      Expenses    line item for both Class A and Class I Institutional Shares should total 0.54%,
      rather than 0.53%. Similarly, it appears that the    Total Annual Fund
Operating
      Expenses    line item before the fee waiver and/or expense reimbursement is applied
      should total 1.03% and 0.79% for Class A Shares and Class I Institutional Shares,
      respectively, rather than 1.06% and 0.81%.
 Messrs. McCabe and Rubio
May 11, 2023

   2. Please confirm that the expense limitation will remain in effect for at least one year. If it will not, please remove this footnote and the related line item from the fee table. See
      Instr. 3(e) to Item 3 of Form N-1A.

Page 2     Example

   3. The staff notes that the expense example includes a table of key inputs. Please delete this table or move it to a location in the statutory prospectus or SAI. See Gen. Instr. 3(b) to
      Form N-1A, which states that    A Fund may include, except in response to
Items 2
      through 8, information in the prospectus or the SAI that is not otherwise required
      (emphasis added).

   4. The staff notes that the expense example includes information for Years 1-10, as well as a breakdown of various expenses paid. Please revise the example to comply with the format prescribed by Item 3 of Form N-1A.

Page 8     Investment Objective

   5. Please clarify whether the Fund will provide Shareholders with advanced notice if it changes its investment objective.

Page 8     Investment Strategies

   6. The first paragraph in this sections states that    In addition, under
normal conditions, at
      least 80% of the Fund   s net assets (plus any borrowings for investment
purposes) will be
      invested, under normal circumstances, in direct obligations of the U.S. Treasury and other
      securities . . . .    Please delete one of the phrases    under normal
conditions,    as it is
      redundant.

Page 9     Investment Strategies

   7. The penultimate paragraph to this section states that The Fund s investments in the types of securities and other investments described in this prospectus vary from time to time, and, at any time, the Fund may not be invested in all of the types of securities and other.
      Please complete or revise this sentence, as the ending is unclear.

Page 11     Interest Rate Risk

   8. This section states that    The Fund may be subject to a greater risk of
rising interest rates
      due to the current period of historically low rates.    Please consider
revising this sentence
      in light of current interest rates.

Page 13     Income/Yield Risk

   9. The staff notes that this risk is titled    Income/Yield Risk,    while
the risk disclosure in
      Item 4 is titled    Yield Risk.    Consider revising the names to be
consistent.


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 Messrs. McCabe and Rubio
May 11, 2023

Page 21     Valuation of Shares

   10. This section states:

         The Fund is authorized not to open for trading on a day that is otherwise a business day if the Securities Industry and Financial Markets Association (SIFMA) recommends that government securities dealers not open for trading; any such day will not be considered a business day. The Fund also may close early on a business day if the SIFMA recommends that government securities dealers close early.

       Please remove this disclosure, or provide a legal analysis to the staff explaining how such suspension is consistent with Section 22(e) of the 1940 Act.

Back Cover

   11. Please include the Fund   s 1940 Act file number on the bottom of the
back cover page in a
       type size smaller than that generally used in the prospectus. See Item 1(b)(4) of Form N-
       1A.

                       STATEMENT OF ADDITIONAL INFORMATION

SAI-18     Investment Advisory Agreement

   12. The first sentence on this page notes that the Adviser   s rate is 0.50%
of the value of the
       Fund   s average daily net assets. However, the fee table to the
prospectus states that the
       fee is 0.25% of the value of the Fund   s average daily net assets.
Please reconcile this
       discrepancy and revise as appropriate.

                                            EXHIBITS

Amended and Restated Limited Liability Company Agreement

Page 9     Other Activities of Shareholders, Directors and Adviser; Page 12
Liabilities and Duties

   13. The final sentence in Section 3.4(b) on page 12 appears to eliminate the fiduciary duty of loyalty of certain Persons of the Fund. Similarly, Section 3.8 on page 12 restricts or eliminates the fiduciary duties of such individuals. The staff understand that Puerto Rico law permits a fund to eliminate or alter the fiduciary duties of directors, shareholders or other persons, and replace them with the standards set forth in the Fund's Amended and
       Restated Limited Liability Company Agreement (   LLC Agreement   ).
Provisions
       eliminating or altering the fiduciary duties of a fund   s directors,
officers, member of any
       advisory board, investment adviser, or depositor are inconsistent with federal securities
       laws and the U.S. Securities and Exchange Commission   s express views
on such persons
       fiduciary duties.

       Please add a provision to the LLC Agreement, or otherwise modify the LLC Agreement, to clarify explicitly that notwithstanding anything to the contrary in the LLC Agreement,


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 Messrs. McCabe and Rubio
May 11, 2023

       nothing in the LLC Agreement modifying, restricting or eliminating the duties or liabilities of Directors or other Persons shall apply to, or in any way limit, the duties
       (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Page 20     Choice of Law; Derivative and Direct Claims

   14. Subsection (b) states that in order for Shareholders to bring suit on behalf of the Fund, they must first make a written demand upon the Fund to take action and that at least 90 days or 120 days (depending on whether the decision whether to reject such a demand was submitted to a Shareholder vote) have elapsed from the date the demand was made.
       Please disclose this pre-suit demand and timing requirement in an appropriate location in the prospectus.

   15. Subsection (b) also states that any decision by the Board regarding whether to proceed
       with such action    shall be binding upon the Shareholders, and no suit,
proceeding or
       other action shall be commenced or maintained after a decision to reject a demand.
       Please:
           a. revise this provision to state that it does not apply to claims arising under the federal securities laws; and
           b. disclose this provision in an appropriate location in the prospectus and clarify that it does not apply to federal securities law claims.

   16. Subsection (c) states that

               No class of Shareholders shall have the right to bring or maintain a direct action or claim for monetary damages against the Fund or the Directors predicated upon an express or implied right of action under this Agreement or the 1940 Act . . .
               unless the class of Shareholders or single Shareholder has obtained authorization from a majority of the Independent Directors to bring the action.

       With respect to this section:
          a. Please revise this provision by removing the reference to the 1940 Act and clarifying that it does not apply to claims arising under the federal securities laws.
          b. Please disclose in an appropriate location in the prospectus that
(i) Shareholders
              are required to obtain authorization from the Board, whose approval or rejection of such request is binding, before bringing suit; and (ii) that such requirement does not apply to federal securities law claims.

   17. Subsection (c) also states that the Board has 90 days to consider a Shareholder request to bring a direct action. Please disclose this in an appropriate location in the prospectus.





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 Messrs. McCabe and Rubio
May 11, 2023

Bylaws of the Fund

Page 3     Forum for Adjudication of Disputes

   18. The disclosure states that the sole and exclusive forum for bringing actions will be any
       Commonwealth of Puerto Rico or United States federal court located in San Juan, Puerto
       Rico. Please disclose in an appropriate location in the prospectus this exclusive forum provision and corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum).

ACCOUNTING COMMMENTS

Page 1     Fees and Expenses of the Fund

   19. Please disclose in a footnote to the Fund   s fee table that    Other
Expenses    are based on
       estimated amounts for the current fiscal year as required by Instruction 6(a) to Item 3 of
       Form N-1A.

   20. In regards to footnote 2 to the fee table:
           a. Please update the recoupment disclosure to state that the recoupment period is limited to three years from the date of the waiver/reimbursement.
           b. Please also disclose that any recoupment would be limited to the lesser of (1) the expense limitation in effect at the time of waiver, and (2) the expense limitation in effect at the time of recapture and ensure that the recoupment disclosure is consistent throughout the registration statement.

Page 2     Example

   21. The staff notes that the key inputs in the expense example include a projected gross annual return of 4.46%, but the expense example requires a 5% return each year per
       Item 27(d)(1) of Form N-1A. Please revise the expense example.


                                     *    *   *    *   *    *

Closing

       We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.



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 Messrs. McCabe and Rubio
May 11, 2023

Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please contact me at (202) 551-4716.

                                                    Sincerely,

                                                    /s/ Christopher R.
Bellacicco

                                                    Christopher R. Bellacicco
                                                    Attorney-Adviser

cc:    Kenneth Ellington, Accountant
       John C. Lee, Branch Chief
       Christian T. Sandoe, Assistant Director





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